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                                   EXHIBIT 5.1

                              TRADEABILITY OPINION

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                              FOX LAW OFFICES, P.A.
                                  P.O. BOX 1097
                             PECOS, NEW MEXICO 87532
                            Telephone: (505) 757-6411
                            Facsimile: (505) 757-2411

September 21, 1999

                                                                  RECEIVED
                                                                  SEP 21 1999
                                                                  Olde Monmouth
                                                                  Stock Transfer

John Troeter, President
Olde Monmouth Stock Transfer Co., Inc.
77 Memorial Parkway
Atlantic Highlands, New Jersey 07716

      In re: Thoroughbred Interests, Inc.

Dear John:

Our opinion has been requested on (1) the status of the Company. with respect to the issuance of Common Stock, and (2) the ability of the Company to issue free trading Common Stock. Specifically, our tradeability opinion has been requested with respect to the issuance to the investors indicated on the stockholder lists provided to you by Mr. Tilton, the President of the Company.

First, to determine the ability of the Company to issued shares of its Common Stock, we have reviewed the Articles of Incorporation and the By-Laws. The Company was organized under the laws of the State of Nevada on March 25, 1999. Pursuant to its Articles of Incorporation, it is authorized to issue 100,000,000 shares of Common Stock, all of a single class without series, and having a par value of $.001 per share. As of this date, the Company is in good standing and authorized to issue such Common Stock.

Second, acting as Special Securities Council to the Corporation, we have reviewed such documents and records as we have deemed necessary to enable us to express an informed opinion on the matters covered hereby, and we are of the opinion that:

      (a) The shares of free-trading Common Stock being issued are being issued to the indicated individuals as the result of an offering made pursuant to Rule 504 of Regulation D promulgated by the Securities and Exchange Commission;

      (b) The issuance of the shares pursuant to Rule 504 was authorized and directed by the Board of Directors of the Company and such issuances are binding upon the Company according to the terms of the approvals and the Rule 504 offering,

      (c) The shares of Common Stock being issued to the named individuals have been paid for as required under the Rule 504 offering and will, upon issuance, be legally issued, fully paid and nonassessable.

Accordingly it is our opinion that the issuance of the shares is

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Olde Monmouth Stock Transfer Co., Inc.
September 21, 1999
Page 2

legally authorized and binding upon the Corporation and that when issued the shares will, be fully paid and nonassessable. Further, the shares are not restricted as to further transfer by reason of their issuance pursuant to the Rule 504 offering, and no restrictive legend is required.

Olde Monmouth Stock Transfer Co., Inc. is hereby authorized and directed to issue the shares of Common Stock of Thoroughbred Interests, Inc. to the named investors in the indicated amounts. And, except for the 24,000,000 shares being issued to Mr. Tilton and the 250,000 shares to Mr. Dyer without any restrictive legend or "Stop Transfer" instructions.

This opinion is restricted to the effect of federal law and regulations and we express no opinion with respect to the application of state securities laws. Furthermore, we have not participated in the Rule 504 offering and have no information on the conduct of the offering and we are relying on the representation of the Company's management that it has been conducted as required by the terms of Regulation D.

If any additional information is required, please do not hesitate to contact me.

Yours truly,
FOX LAW OFFICES, P.A.


/s/ Richard C. Fox
By: Richard C. Fox

cc: James D. Tilton, President